FIRST AMENDMENT TO THE
DISTRIBUTION AGREEMENT

THIS FIRST AMENDMENT dated as of the 9th day of September, 2015, to the Distribution Agreement dated as of April 27, 2012, (the “Agreement”) is entered into by and among Provident Mutual Funds, Inc., a Wisconsin corporation (the “Company”), Provident Trust Company, the investment advisor (the “Advisor”) and Quasar Distributors, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the parties to the Agreement desire to amend the fees of the Agreement in the manner set forth herein.

NOW THEREFORE, pursuant to section 11 of the Agreement, the parties hereby amend the Agreement as follows:

Exhibit B of the Agreement, shall be amended and replaced in its entirety by the Amended Exhibit B (“Amended Exhibit B”) attached herein.

The Agreement, as amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

PROVIDENT MUTUAL FUNDS, INC.	QUASAR DISTRIBUTORS, LLC

By: /s/ James R. Daley	By: /s/ James Schoenike

Printed Name: James R. Daley	Printed Name: James Schoenike

Title: CCO	Title: President

PROVIDENT TRUST COMPANY

By: /s/ James R. Daley

Printed Name: James R. Daley

Title: CCO

Amended Exhibit B
 to the Distribution Agreement – Provident Mutual Funds, Inc.
Fees effective October 1, 2015

Regulatory Distribution Annual Services Per Fund*
[  ] basis point on average net assets over $[  ] plus
Base annual fee:
▪	$[ ] /fund
▪	CCO Support $[ ] per year

Default sales loads and distributor concession, if applicable, are paid to Quasar.

Standard Advertising Compliance Review
$[ ] per communication piece for the first [ ] pages (minutes if tape or video); $[ ] /page (minute if tape or video) thereafter.
$[ ] FINRA filing fee per communication piece for the first [ ] pages (minutes if tape or video); $[ ] /page (minute if tape or video) thereafter.
(FINRA filing fee may not apply to all communication pieces)

Expedited Advertising Compliance Review
$[ ] for the first [ ] pages (minutes if audio or video); $[ ] /page (minute if audio or video) thereafter, [ ] hour initial turnaround.
$[ ] FINRA filing fee per communication piece for the first [ ] pages (minutes if audio or video); $[ ] /page (minute if audio or video) thereafter.
([  ] day turnaround IF accepted by FINRA, FINRA filing fee may not apply to all communication pieces)
Licensing of Investment Advisor’s Staff (if desired)
▪	$[ ] /year per registered representative
▪	Quasar sponsors the following licenses: Series 6, 7, 24, 26, 27, 63, 66
▪	$[ ] /FINRA designated branch location
▪	Plus all associated FINRA and state fees for Registered Representatives, including license and renewal fees
Fund Fact Sheets
▪	Design - $[ ] /fact sheet, includes first production
▪	Production - $[ ] /fact sheet per production period
▪	All printing costs are out-of-pocket expenses, and in addition to the design fee and production fee
▪	Web sites, third-party data provider costs, brochures, and other sales support materials – Project priced via Quasar proposal

Out-of-Pocket Expenses
Reasonable out-of-pocket expenses incurred by the Distributor in connection with activities primarily intended to result in the sale of shares, including, but not limited to:
▪	Typesetting, printing and distribution of prospectuses and shareholder reports
▪	Production, printing, distribution, and placement of advertising, sales literature, and materials
▪	Engagement of designers, free-lance writers, and public relations firms
▪	Postage, overnight delivery charges
▪	FINRA registration fees, other costs to fulfill regulatory requirements.
▪	Record retention
▪	Travel, lodging, and meals

*Subject to annual CPI increase - All Urban Consumers - U.S. City Average
Fees are calculated pro rata and billed monthly.